June 30, 2025

Hui Luo
Chief Executive Officer
Classover Holdings, Inc.
450 7th Avenue, Suite 905
New York, New York 10123

       Re: Classover Holdings, Inc.
           Amendment No. 2 to Registration Statement on Form S-1
           Filed June 18, 2025
           File No. 333-287044
Dear Hui Luo:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 16, 2025 letter.

Amendment No. 2 to Registration Statement on Form S-1 filed June 18, 2025 Prospectus Summary
Our Business, page 9

1. Where you discuss the EPFA, explain at what conversion price the shares may be issued under the EPFA and how you arrived at the 77,399,381 shares of Class B common stock you are registering at this time. Where you discuss the Note Purchase
       Agreement, identify the Note investor.
 June 30, 2025
Page 2
Solana-centric digital asset treasury strategy, page 10

2. Please provide additional detail on the following aspects of your digital asset treasury strategy and related financings:
           Describe the material aspects of your custody arrangements with BitGo Trust
           Company, Inc., including how the custodian stores the private keys, whether they are commingled with assets of other customers, the geographic area where they will be stored, and whether the custodian carries insurance for the losses of the
           Solana or other tokens it custodies for you. Identify who will have access to the private key information and whether any entity will be responsible for verifying the existence of the Solana tokens or other digital assets.
           Explain whether the 40% limitation under the EPFA may impact your ability to use proceeds under the Note Purchase Agreement to purchase digital assets as intended, and describe the quarterly review of your assets disclosed at page 33, as this appears to be a key element of your treasury strategy monetization policy.
           Your response to prior comment 7 suggests that staking and "validator node operations" remain aspirational at this time and would be conducted through partnerships with technology providers that have yet to be entered into. If accurate, please state as much in the prospectus so that investors understand the current status of these activities.
Risk Factors
Risks Relating to Ownership of our Common Stock
Future sales of shares by existing stockholders could cause our stock price to decline, page 27

3. Please revise this risk factor to acknowledge that the issuance and sale of common stock in this offering is likely to depress your stock price given the number of shares you are registering for resale. Acknowledge in the preceding risk factor that depression of your stock price will make it more difficult to maintain compliance with
       Nasdaq's Minimum Bid Price Rule, increasing the risk that your listing may not be sustained.
General

4. We note that the financial statements of Class Over Inc. for the fiscal year ended
       December 31, 2023 were audited by Michael T. Studer CPA P.C. As the
Public
       Company Accounting Oversight Board ("PCAOB") has revoked the registration of this auditor (https://assets.pcaobus.org/pcaob-dev/docs/default-source/enforcement/decisions/documents/105-2025-022--- studer.pdf?sfvrsn=d6fc8fcb_2), you may not include audit reports or consents from
       this auditor in your filings on or after the date of the order. Please obtain a re-audit of the appropriate required financial statements from a firm that is currently registered with the PCAOB and file an Item 4.01 Form 8-K advising investors of the resignation or dismissal of this auditor.
 June 30, 2025
Page 3

       Please contact Rebekah Reed at 202-551-5332 or Mara Ransom at 202-551-3264 with any other questions.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Office of Trade &
Services
cc:   Jeffrey Gallant